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                             September 13, 2023

       Kate Gulliver
       Chief Financial Officer
       Wayfair Inc.
       4 Copley Place
       Boston, MA 02116

                                                        Re: Wayfair Inc.
                                                            Form 10-K for the
fiscal year ended December 31, 2022
                                                            Filed February 23,
2023
                                                            File No. 001-36666

       Dear Kate Gulliver:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the fiscal year ended December 31, 2022

       General

   1.                                                   We note that you
provided more expansive disclosure in your 2022 Corporate
                                                        Responsibility Report
than you provided in your SEC filings. Please advise us what consideration you gave
to providing the same type of climate-related disclosure in your
                                                        SEC filings as you
provided in your 2022 Corporate Responsibility Report and website.
       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       34

   2. We note your risk factor on page 28 regarding potential laws, regulations and policies related to
Environmental, Social, Governance including regulations to limit carbon dioxide and other
greenhouse gas emissions. To the extent material, discuss the indirect consequences of
climate-related regulation or business trends, such as the following:
                                                            decreased demand
for goods or services that produce significant greenhouse gas
 Kate Gulliver
Wayfair Inc.
September 13, 2023
Page 2
              emissions or are related to carbon-based energy sources;
                increased demand for goods that result in lower emissions than competing products;
                increased competition to develop innovative new products that result in lower emissions; and
                increased demand for generation and transmission of energy from alternative energy sources.
3. Discuss the physical effects of climate change on your operations and results. This disclosure may include the following:
             severity of weather, such as floods, hurricanes, sea levels, arability of farmland, extreme fires, and water availability and quality;
             quantification of material weather-related damages to your property or operations;
             potential for indirect weather-related impacts that have affected or may affect your major customers, suppliers or partners; and
             any weather-related impacts on the cost or availability of insurance.
         Your response should include quantitative information for each of the periods for which financial statements are presented in your Form 10-K and explain whether changes are expected in future periods.
4. If material, please discuss any purchase or sale of carbon credits or offsets and the effects on your business, financial condition, and results of operations. Ensure you provide quantitative information with your response for each of the periods for which financial statements are presented in your Form 10-K and for any future periods. We remind you that the company and its management are responsible for the accuracy
and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Anuja A. Majmudar, Attorney-Adviser, at (202) 551-3844 or Karina
Dorin, Attorney-Adviser, at (202) 551-3763 with any questions.



FirstName LastNameKate Gulliver                                 Sincerely,
Comapany NameWayfair Inc.
                                                                Division of
Corporation Finance
September 13, 2023 Page 2                                       Office of Trade
& Services
FirstName LastName